Private & Confidential

Exhibit 7.02

PROPOSAL LETTER

June 19, 2015

The Board of Directors
China Information Technology, Inc.
21st Floor, Everbright Bank Building, Zhuzilin,
Futian District, Shenzhen, 518040
China

Dear Members of the Board of Directors:

We, Jianghuai Lin, Zhiqiang Zhao, Junping Sun and Jinzhu Cai (collectively, “we” or “us”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of China Information Technology, Inc. (the “Company”) that are not currently owned by us in a going-private transaction (the “Acquisition”).

We believe that our proposal of $4.43 in cash per ordinary share of the Company is a very attractive alternative for the Company’s public shareholders. This Proposal represents a premium of approximately 30% to the average closing price during the last 15 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident that an Acquisition can be closed on the basis as outlined in this letter.

Purchase Price.

The consideration payable for each ordinary share of the Company (other than those held by us and our affiliates) will be $4.43 in cash.

Financing.

We intend to finance the Acquisition with a combination of debt and equity capital.

Debt Financing. We have held preliminary discussions with a Chinese bank which is experienced in financing going-private transactions and expect to receive a letter of intent from them in due course. We expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

Equity Financing. Equity financing would be provided from our existing holdings of ordinary shares. We have also held preliminary discussions with certain potential sources of equity financing, and may make agreements with them relating to possible investments in the Acquisition.

At this time there is no arrangement whatsoever with any shareholder of the Company or potential source of debt or equity financing for the Acquisition, and we do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

Due Diligence.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

Definitive Agreements.

We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

Private & Confidential

Confidentiality.

Certain member(s) of us will, as required by law, promptly file an amendment to Schedule 13D to disclose the Proposal and our intentions as discussed with the board of directors of the Company. However, we are sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until the Definitive Agreements have been executed or we have terminated our discussions. Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Acquisition shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

Process.

We recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given our involvement in the proposed Acquisition, we also recognize that independent members of the board will proceed to consider the proposed Acquisition. In considering our offer, you should be aware that we are interested only in acquiring the ordinary shares of the Company that we do not already own, and that we do not intend to sell our stake in the Company to a third party.

Advisors.

We have retained China CITIC Securities as our financial advisor and Pryor Cashman LLP as our legal counsel in connection with the Proposal and the Acquisition.

No Binding Commitment.

The Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding these matters, please do not hesitate to contact us. We look forward to hearing from you.

/s/ Jianghuai Lin

Jianghuai Lin

/s/ Zhiqiang Zhao

Zhiqiang Zhao

/s/ Junping Sun

Junping Sun

/s/ Jinzhu Cai

Jinzhu Cai